UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Alex Sadowski

Assistant General Counsel

350 N. Orleans, 3rd Floor South

Chicago, IL 60654

+ 1 312 931 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Strategic Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person OO

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Holding Company, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person HC, OO

This Amendment No. 5 amends and supplements the statement on Schedule 13D of GETCO Holding Company, LLC (“Getco Holding”) and GETCO Strategic Investments, LLC (“GSI”) (each a “Reporting Person” and together, the “Reporting Persons”) filed on August 16, 2012 with the Securities and Exchange Commission with respect to the Class A Common Stock, $.01 par value per share (“Common Stock”), of Knight Capital Group, Inc. (the “Issuer”), as amended by Amendment No. 1 filed on November 15, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 19, 2012 and Amendment No. 4 filed on March 1, 2013 (collectively, the “Original 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Original 13D.

Item 4. Purpose of Transaction

On June 25, 2013, at special meetings of the Issuer’s stockholders and Getco Holding’s voting unitholders, the Issuer’s stockholders and Getco Holding’s voting unitholders approved and adopted the Merger Agreement.

Pursuant to the Merger Agreement, on July 1, 2013, (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG Holdings, Inc. (“KCG”), a newly-formed Delaware corporation, merged with and into the Issuer, with the Issuer surviving the merger, (ii) GETCO Acquisition, LLC, a wholly-owned direct subsidiary of KCG, merged with and into Getco Holdings, with Getco Holdings surviving the merger and (iii) Blocker merged with and into GA-GTCO Acquisition, LLC, a wholly-owned direct subsidiary of KCG, with GA-GTCO Acquisition, LLC surviving the merger (collectively, the “Mergers”).

Each share of Issuer Common Stock (other than shares owned by the Reporting Persons, which were cancelled in connection with the Mergers, and the Issuer’s restricted stock and other equity awards granted after December 19, 2012) (collectively, the “Former Shares”) was converted into the right to elect to receive either $3.75 per share in cash or one third of a share of KCG Class A Common Stock, par value $0.01 per share (“KCG Class A Common Stock”), subject to the proration procedures provided in the Merger Agreement. At the effective time of the Mergers, the Issuer became a wholly-owned subsidiary of KCG and the Former Shares previously owned by the Reporting Persons were cancelled for no consideration. The Reporting Persons no longer beneficially own any Former Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as set forth below:

As a result of the transactions described in Item 4, as of July 1, 2013, the Reporting Persons no longer may be deemed to have any shared voting power, or beneficially own, any Former Shares. Except for the transactions described in Item 4, to the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Former Shares. As of July 1, 2013, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Former Shares.

Number of Shares as to which Getco Holding has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: -0-

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: -0-

Number of Shares as to which GSI has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: -0-

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: -0-

Except as set forth in this Item 5, no person other than each respective owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

GETCO Holding Company, LLC

By:	/s/ Alex Sadowski
Name: Alex Sadowski
Title: Authorized Signatory

GETCO Strategic Investments, LLC

By:	/s/ Alex Sadowski
Name: Alex Sadowski
Title: Authorized Signatory